U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NO. 000-13337

                            CUSIP NUMBER 664388 10 5

                                  (Check One):

   [ ] Form 10-K and Form 10-KSB [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q and
       Form 10-QSB [ ] Form N-SAR

         For Period Ended: September 30, 1999

          [ ]     Transition Report on Form 10-K
          [ ]     Transition Report on Form 20-F
          [ ]     Transition Report on Form 11-K
          [ ]     Transition Report on Form 10-Q
          [ ]     Transition Report on Form N-SAR
         For the Transition Period Ended: ____________________

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  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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          If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

Full Name of Registrant    Northeast (USA) Corp.

Former Name if Applicable  Celcor, Inc.

Address of Principal Executive Office (Street and Number) 1800 Bloomsbury Avenue

City, State and Zip Code            Ocean, NJ  07712

Part II -- Rules 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]        (a)  The  reasons  described  in  reasonable  detail  in  Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)   The  subject  annual   report,  semi-annual  report,  transition
                report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)   The  accountant's  statement or other  exhibit  required by Rule
                12b-25(c) has been attached if applicable.

Part III -- Narrative

          State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Northeast (USA) Corp. (the "Company") is not able to file its quarterly report on Form 10-QSB for the period ended September 30, 1999 within the time period prescribed for such report without unreasonable effort or expense. The Company experienced technological difficulties with its Internet service provider which resulted in significant delays in Edgarizing such report.

Part IV -- Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

       Stephen E. Roman, Jr. - President       732-922-3609
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       (Name and Title)                        (Area Code)    (Telephone Number)

          (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                    [ ] Yes                  [X] No

Due to limited financial resources, the Company did not file any of the periodic reports required by Section 13 of the Securities Exchange Act of 1934, as amended, from November, 1998 to September, 1999. Moreover, due to limited financial resources, the Company did not make the requisite periodic filings for the fiscal years ended June 30, 1998, June 30, 1997 and June 30, 1996. The Company did, however, file a comprehensive annual report on Form 10-KSB for the fiscal year ended June 30, 1999. The Company also filed two current reports on Form 8-K in September, 1999 and October, 1999, respectively.

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [ ]  Yes             [X]  No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Northeast (USA) Corp.

                              Northeast (USA) Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 1999                     By:      /s/Stephen E. Roman, Jr.
                                            Name:    Stephen E. Roman, Jr.
                                            Title:            President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

---------------------------------ATTENTION--------------------------------------

          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.